SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                         21ST CENTURY TECHNOLOGIES, INC.
                         _______________________________
                                (Name of Issuer)


              Series A Preferred Stock and Series B Preferred Stock
              _____________________________________________________
                         (Title of Class of Securities)


                                      None
                                 ______________
                                 (CUSIP NUMBER)



                                  Larry B. Bach
                          5707 Corsa Avenue, Suite 103
                          Westlake Village, California
                                 (818) 707-9466
           __________________________________________________________
           Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications



                                October 22, 2002
            _______________________________________________________
            (Date of Event Which Requires Filing of This Statement)

1.  Names of Report Persons I. R. S. Indentification Nos. of Above Persons

    Fredericks Partners, a California general partnership consisting of:

    Arland D. Dunn
    Shirley Dunn
    Drew Dunn
    Fredericks, Van Horn & Serio Inc.
    Citywide Funding, Inc.
    Larry B. Bach

    Fredericks Van Horn & Serio, Inc. is a Delaware Corporation. Shirley Dunn is its sole director and officer. Citywide Funding, Inc. is a Delaware Corporation. Walter Forbes is its sole director and officer. Arland D. Dunn votes the Federicks Partners votes.

________________________________________________________________________________
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a).........................................................................
    (b).........................................................................

________________________________________________________________________________
3.  SEC Use Only................................................................

________________________________________________________________________________
4.  Source of Funds

    Classification: PF

    Fredericks Partners loaned $200,000.00 to issuer, receiving a note therefore which provided the option to convert debt to Series A Preferred Stock of Issuer. Conversion of debt into Series A Preferred Stock also entitled Fredericks, Van Horn & Serio, Inc. to shares of Series B Preferred Stock of Issuer. Fredericks Partners exercised its option on October 22, 2002.

________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

________________________________________________________________________________

6.  Citizenship or Place of Organization........................................

    California
________________________________________________________________________________
Number of Shares

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7.  Sole Voting Power

    1,200,000 shares of Preferred. Each share represents 500 votes Mr. Dunn votes the shares. Each partner (as listed above in item 1) has beneficial interest in 200,000 shares.

8.  Shared Voting Power ..............................................

9.  Sole Dispositve Power.............................

    1,200,000 shares.

    Each partner has beneficial interest in 200,000 shares; Dispositive power is held by Mr. Dunn.

10. Shared Dispositive Power..........................................

________________________________________________________________________________

11. Aggregate Amount Beneficially Owned by Each Reporting Person.

     200,000 shares.
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11).........................

________________________________________________________________________________

14. Type of Reporting Person

    Classification: IN

1.  Arland D. Dunn
    5707 Corsa Avenue, Suite 103
    Westlake Village, CA 91362 (Business)
    President and CEO, 21st Century Technology, Inc.
    5707 Corsa Avenue, Suite 103
    Westlake Village, CA 91362

This person has not been convicted in criminal proceeding during the last five years.

This person has not been party to a civil proceeding within the last five years which made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subjec to, federal or state securities laws or finding any violation with respect to such laws.

American Citizen

Classification IN

2.  Shirley Dunn
    357 Camino de Celeste
    Thousand Oaks, California 91360 (Residence)
    Office Manager
    5707 Corsa Avenue, Suite 103
    Westlake Village, California 91362

This person has not been convicted in criminal proceeding during the last five years.

This person has not been party to a civil proceeding within the last five years which made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subjec to, federal or state securities laws or finding any violation with respect to such laws.

American Citizen

Classification IN

3.  Drew Dunn
    2316 Sycamore Lane
    Palmdale, California 93551
    Retired

This person has not been convicted in criminal proceeding during the last five years.

This person has not been party to a civil proceeding within the last five years which made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Classification CO

4.  Fredericks, Van Horn & Serio, Inc.
    1489 E. Thousand Oaks Blvd. No. 2
    Thousand Oaks, California 91359
    (Shirley Dunn is sole officer and director)

This entity has not been convicted in criminal proceeding during the last five years.

This entity has not been party to a civil proceeding within the last five years which made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This entity is domiciled in Delaware.


Classification: CO

5.  Citywide Funding, Inc.
    2215 Los Robles
    San Marino, California 91108

Walter Forbes is the sole officer and director of Citywide Funding, Inc. Address is the same.

This entity has not been convicted in criminal proceeding during the last five years.

This entity has not been party to a civil proceeding within the last five years which made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subjec to, federal or state securities laws or finding any violation with respect to such laws.

This entity is domiciled in the State of Delaware

Classification: IN

6.  Larry B. Bach
    5985 Dovetail Drive
    Agoura Hills, California 91301 (residence)

Employed as
Secretary
21st Century Technologies Inc.
5707 Corsa Avenue, Suite 103
Westlake Village, California 91362

This person has not been convicted in criminal proceeding during the last five years.

This person has not been party to a civil proceeding within the last five years which made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

American Citizen


Classification: PN

Fredericks Partners
5707 Corsa Avenue, Suite 103
Westlake Village, California 91362
Arland D. Dunn, Managing Partner
California Partnership

        After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2002



/s/ ARLAND D. DUNN
____________________________________________________
Arland D. Dunn, Managing Partner, Fredricks Partners



/s/ SHIRLEY DUNN
____________________________________________________
Shirley Dunn, Partner



/s/ DREW DUNN
____________________________________________________
Drew Dunn, Partner



/s/ LARRY B. BACH
____________________________________________________
Larry B. Bach, Partner



Fredericks, Van Horn & Serio, Inc.



By /s/ SHIRLEY DUNN
____________________________________________________
Shirley Dunn, President

Citywide Funding, Inc.



By /s/ WALTER FORBES
____________________________________________________
Walter Forbes, President


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